Kathleen H. Moriarty +1 212 836 8276 office kathleen.moriarty@kayescholer.com 250 West 55th Street New York, NY 10019-9710 +1 212 836 8000 main +1 212 836 6790 fax

June 27, 2016

Ms. Deborah O’Neal-Johnson

Senior Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Lattice Strategies Trust
Preliminary Proxy Statement on Schedule 14A

Filed June 13, 2016

CIK No.: 0001605803

Dear Ms. O’Neal-Johnson:

On behalf of our client, Lattice Strategies Trust (“Registrant”), we are submitting the following responses to the oral comments that we received from you on behalf of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in a telephone conversation with Gregory E. Xethalis, Esq. on June 22, 2016 (“Comments”) regarding the above referenced preliminary proxy statement on Schedule 14A (“Preliminary Proxy Statement”) which was filed on June 13, 2016 by the Registrant on behalf of each of its series (each a “Fund” and collectively, the “Funds”). Concurrently with this response letter, we are submitting the definitive proxy statement (“Proxy Statement”) including revisions made in response to the Comments.

Set forth below is the response (“Response”) on behalf of the Registrant to the Comments concerning the Proxy Statement. For your convenience, the headings and Comments in bold text below repeat the captions and the Comments. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Proxy Statement.

General:

1.            Please consider including as a proposal the authorization of proxy holders to vote, at their discretion, for an adjournment of the meeting for the purpose of solicitation of additional proxies.

United States Securities and Exchange Commission	2	June 27, 2016

Response:

We respectfully decline to include the suggested proposal. The Registrant believes that the postponement or adjournment of a meeting to solicit additional proxies is not a substantive proposal for which proxies must be independently solicited.  In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (“Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting.  In lieu of the proposed Rule 20a-4, the Commission stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders.  The Registrant represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary.  The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited.  Rather, matters relating to the adjournment of a shareholder meeting are governed by state law.  As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

Because the Registrant is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (the “DSTA”).  Section 3806(b)(5) of the DSTA establishes that the Registrant’s declaration of trust and by-laws:

United States Securities and Exchange Commission	3	June 27, 2016

[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote.  (Emphasis added.)

Consistent with the DSTA, the Registrant’s by-laws permit any shareholder meeting to be adjourned by a majority of the votes cast by those shareholders present in person or by proxy.  Any such adjournment may be with respect to one or more proposals, but not necessarily all proposals.  The Proxy Statement clearly recites this authority, setting forth the procedures by which the proxy holders may vote for such an adjournment.

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4 under the 1934 Act.  Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting.  As implied by the Proxy Rules Reference Book and consistent with widespread industry practice1 whether a matter is “incident to the conduct of the meeting” is a question of state law.

In addition, the Proxy Statement and the proxy card explicitly state that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the Special Meeting.  As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Special Meeting in their discretion (subject to the Commission’s consideration in the Adjournment Release). Rule 14a-4(b)(1) provides that: “A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.” As noted above, the proxy card will state in bold-face type that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the Special Meeting.

1 Proxy statements issued by operating corporations, for example, routinely treat adjournments as “incident to the conduct of the meeting” in accordance with state law.  See, e.g., 2015 Proxy Statement for the Annual Meeting of ExxonMobil (Apr. 13, 2016) (“We are not currently aware of any other business to be acted on at the meeting. Under the laws of New Jersey, where ExxonMobil is incorporated, no business other than procedural matters may be raised at the meeting unless proper notice has been given to the shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.” (emphasis added)).  Such corporations routinely authorize proxies to be votes at any adjournment of an annual meeting without including a separate proposal on adjournment.

United States Securities and Exchange Commission	4	June 27, 2016

Lastly, the Registrant understands the fiduciary concerns articulated in the Adjournment Release of adjourning a meeting where an overwhelming majority of the votes received so far have been voted “against” a proposal. We note, however, that in the case of the Registrant all of the proposals have been approved unanimously for submission to shareholders by the Independent Trustees of the Board with the recommendation that shareholders vote “for” a proposal. The most likely circumstance under which the Registrant would adjourn a meeting to solicit more proxies in the presence of a quorum is where an overwhelming majority of the shares voted so far have been voted “for” the proposal, but sufficient votes have not been received to carry the proposal. We fail to see the benefit of requiring the Registrant to bear the costs of an additional solicitation to approve a proposal that has been unanimously recommended by the Independent Trustees and has been overwhelmingly approved by those shareholders who have voted so far, simply because other shareholders have not had the opportunity to register their votes yet. We believe the Commission adequately addressed the fiduciary requirements that apply to Fund management in these circumstances in the Adjournment Release in 1973, and that the Commission correctly approved the solicitation of additional proxies subject to the guidance in the Adjournment Release, rather than impose the costs of additional solicitations on a fund and its shareholders.

We are aware of no precedent suggesting adjournments of special meetings of the shareholders of registered investment companies are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7).  Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies.  Accordingly, the Registrant believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

Proposal 1, Page 5:

2.            Please consider including disclosure clarifying how the lack of contractual obligation between the Fund and its shareholders impact shareholders current rights under Federal or state law.

Response:

Comment accepted.

Proposal 1, Page 8:

3.            Please consider including disclosure on the nature of the additional performance-based payments payable to the current owners of Lattice Strategies LLC (the “Advisor”) under the Merger Agreement.

Response:

Comment accepted.

United States Securities and Exchange Commission	5	June 27, 2016

Proposal 3(A) – 3(C), Page 21:

4.            Please explain in supplemental correspondence to the Staff the circumstances under which the Current Declaration of Trust was adopted. Furthermore, please clarify to the Staff whether each proposed amendment would bring the Declaration of Trust into line with industry standards.

Response:

The Board reviewed and approved the Current Declaration of Trust at its organizational meeting in December 2014. Although the Registrant believes the proposed amendments bring the Declaration of Trust more in line with prevailing industry standards (as reflected by declarations of trust adopted by many new Delaware statutory trusts), references to prevailing industry standards have been removed from the Proxy Statement.

5.            Please consider including disclosure that sets forth examples of how each proposed amendment could impact shareholders.

Response:

Comment accepted.

6.            Please consider including disclosure that sets forth risks and potential downsides to shareholders if they approve the proposed amendments.

Response:

Comment accepted.

Proposal 3(A), Page 21:

7.            Please explain in supplemental correspondence what type of reclassifications of shares that are intended to be allowed under the revised language.

Response:

The Registrant has added disclosure clarifying that Proposal 3(a) is intended both to provide flexibility to the Trustees and to resolve a potential conflict with Article VIII, Section 4 of the Current Declaration of Trust. Disclosure regarding potential examples of permitted reclassifications has been included in the Proxy Statement. The Registrant does not have a current intention to propose a reclassification of Outstanding Shares that will materially adversely impact any class of shareholders.

Proposal 3(B), Page 21:

8.            Please consider including disclosure that briefly summarizes applicable Delaware law in respect of mandatory redemptions.

United States Securities and Exchange Commission	6	June 27, 2016

Response:

Comment accepted.

Proposal 3(C), Page 22:

9.            Please consider including disclosure that briefly summarizes whether a shareholder plaintiff would be bound by a forum selection clause in the Declaration of Trust.  Please clarify if the forum selection clause impacts shareholder rights under federal securities laws and if it violates the non-waiver provisions thereof.

Response:

Comment accepted.

Proposal 4, Page 24:

10.          Please consider including disclosure relating to potential conflicts of interest from the Advisor’s ability to select Wholly-Owned Sub-Advisors under the New Order.

Response:

We respectfully decline to make the proposed changes. Even if the Advisor had an economic incentive, the Advisor would not be able to act to the detriment of the shareholders of the Funds because of the conditions set forth in the pending Application for an Order (“Application”) filed with the Commission on March 21, 20162. The Registrant believes that the Application conditions 6, 7, 9, 10, and 11 provide the Board with sufficient independence and the resources and information it needs to monitor and address any potential conflicts of interest. In addition, Condition 5 requires that a majority of the entire Board continue to be comprised of Independent Trustees, and that the Independent Trustees have independent counsel.  For any sub-advised Fund that uses a sub-adviser that is an “affiliated person” (as that term is defined in the Investment Company Act of 1940 (“1940 Act”)) of the Advisor, including, but not limited to, a Wholly-Owned Sub-Advisor, Condition 10 requires the Board to make a separate finding, reflected in the applicable Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Fund is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or Sub-Advisor derives an inappropriate advantage.  Any new Sub-Advisor would also need to be approved by a majority of the Independent Trustees who are subject to limits on their ability to have a financial interest in such Sub-Advisor.  If the Advisor proposes to terminate an Unaffiliated Sub-Advisor and hire a Wholly-Owned Sub-Advisor for a Sub-Advised Fund, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Advisor by the Sub-Advised Fund would remain subject to annual review by the Board.  Each Sub-Advisory Agreement, and the fees paid to each Sub-Advisor thereunder, would also remain subject to annual review by the applicable Board, including a majority of the Independent Trustees.

2 See Amendment No. 1 to the Application for an Order, In the Matter of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., Hartford Funds Management Company, LLC, HIMCO Variable Insurance Trust, and Hartford Investment Management Company, File No. 812-14564.

United States Securities and Exchange Commission	7	June 27, 2016

In connection with responding to the foregoing comments, the Registrant hereby acknowledges that:

(1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement filing;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement filing; and

(3) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-836-8276 or Gregory Xethalis at 212-836-7730. We greatly appreciate your assistance with respect to the Proxy Statement.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen H. Moriarty, Esq.

cc:	Darek Wojnar, Lattice Strategies LLC

Gregory E. Xethalis, Esq.